The Coven, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended July 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Coven, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of July 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 18, 2023

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of July 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	311,957	779,384
Accounts Receivable	8,300	2,567
Prepaid Expenses	26,875	26,875
Inventory	3,365	3,365
Total Current Assets	350,498	812,192
Non-current Assets		
Furniture and Leasehold Improvements, net of Accumulated Depreciation	22,990	30,292
Security Deposits	84,042	84,042
Total Non-Current Assets	107,033	114,334
TOTAL ASSETS	457,532	926,527
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	9,332	4,439
Deferred Revenue	8,736	-
Payroll Liabilities	1,684	4,548
Notes Payable	8,669	8,366
Total Current Liabilities	28,421	17,352
Long-term Liabilities		
Notes Payable	201,916	210,585
Convertible Notes - Related Parties	75,000	75,000
Convertible Notes	1,770,500	1,520,500
Accrued Interest - Related Parties	15,750	10,500
Accrued Interest	223,305	128,552
Total Long-Term Liabilities	2,286,471	1,945,137
TOTAL LIABILITIES	2,314,892	1,962,490
EQUITY		
Accumulated Deficit	(1,857,360)	(1,035,963)
Total Equity	(1,857,360)	(1,035,963)
TOTAL LIABILITIES AND EQUITY	457,532	926,527

Consolidated Statement of Operations

	Fiscal Year Ended July 31,	
	2022	2021
Revenue	809,472	712,585
Cost of Revenue	10,001	56,562
Gross Profit	799,471	656,023
Operating Expenses		
Advertising and Marketing	49,421	7,619
General and Administrative	724,819	503,157
Research & Development	209,393	118,986
Rent and Lease	513,774	372,034
Depreciation	24,804	5,050
Total Operating Expenses	1,522,211	1,006,846
Operating Income (loss)	(722,741)	(350,823)
Other Expenses		
Interest Expense - Related Parties	5,250	5,250
Interest Expense	94,753	83,027
Total Other Expenses	100,003	88,277
Other Income		
PPP Loan Forgiveness	-	122,309
Grant Income	-	60,000
Other	1,346	4,525
Total Other Income	1,346	186,834
Earnings Before Income Taxes	(821,398)	(252,266)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(821,398)	(252,266)

Consolidated Statement of Cash Flows

	Fiscal Year Ended July 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(821,398)	(252,266)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	24,804	5,050
Accounts Payable and Accrued Expenses	4,893	(7,306)
Accounts Receivable	(5,733)	11,033
Deferred Revenue	8,736	(7,000)
PPP Loan Forgiveness	-	(122,309)
Accrued Interest - Related Party	5,250	5,250
Accrued Interest	94,753	83,027
Other	(2,864)	(2,981)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	129,839	(35,237)
Net Cash provided by (used in) Operating Activities	(691,558)	(287,503)
INVESTING ACTIVITIES		
Purchase of Furniture and Leasehold Improvements	(17,502)	(35,342)
Net Cash provided by (used by) Investing Activities	(17,502)	(35,342)
FINANCING ACTIVITIES		
Proceeds from Convertible Notes	250,000	610,000
Proceeds/(Repayments) from/(of) Notes Payables	(8,366)	204,122
Net Cash provided by (used in) Financing Activities	241,634	814,122
Cash at the beginning of period	779,384	288,108
Net Cash increase (decrease) for period	(467,426)	491,277
Cash at end of period	311,958	779,384

Consolidated Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 8/1/2020	6,000,000	-	-	(783,696)	(783,696)
Net Income (Loss)	-	-	-	(252,266)	(252,266)
Ending Balance 7/31/2021	6,000,000	-	-	(1,035,963)	(1,035,963)
Net Income (Loss)	-	-	-	(821,398)	(821,398)
Ending Balance 7/31/2022	6,000,000	-	-	(1,857,360)	(1,857,360)

The Coven, Inc.
Notes to the Unaudited Consolidated Financial Statements
July 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Coven, Inc. ("the Company") was formed in Delaware on August 5th, 2019. The Company is a network of physical and digital communities centered on the experiences of women, non-binary, and trans folks yet open to all. Formed in 2017, we create the conditions for physical and psychological safety to flourish, increasing our members' biases for action and risk taking along the way. Our business is a catalyst for transformation offering workshops, connections, and coaching online and in person.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on July 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiary, The Coven, LLC formed in 2017. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Membership Income: The Company primarily generates revenue by selling monthly and annual memberships to people looking for in-person or digital memberships to The Coven coworking community. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be up to 12 months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The Company's payments are pro-rated mid-month; however, billed on the first of every month for services of the following month. The Company deferred revenue of $8,736 for the fiscal year ended July 31st, 2022, for prepaid subscriptions with remaining performance obligations.

Corporate Partner and Event Income: The Company also generates revenue through corporate contracts and subscriptions to their insights reports and webinars. The Company's primary performance obligation is to fulfill all requirements as agreed upon in contracts and revenue is recognized as milestones are met.

Product Sales: The Company also generates revenue through product sales and the primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment.

Years	*Corporate Partner and Event Income*	*Membership Income*	*Product Sales*	*Total*
2022	$ 145,900	$661,397	$2,175	$809,472
2021	$ 262,260	437,639	12,686	$712,585

Other Income

The Company recognized other income of $1,346 and $186,834 in 2022 and 2021. The other income recognized in 2021 primarily consisted of the forgiveness of two PPP loans totaling $122,309 and various grants from governments and non-profits totaling $60,000.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds

the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for July 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 7/31/22
Furniture & Fixtures	7	200,992	(178,002)	-	22,990
Leasehold Improvements	15	523,047	(523,047)	-	-
Grand Total	**-**	**724,038**	**(701,049)**	**-**	**22,990**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease Expense

The Coven, Inc. leases two locations for its coworking offering. One lease requires monthly payments of approximately $32,000. The second lease requires monthly payments with yearly escalations starting from $13,794 and ending at $16,484. The table below approximates the estimated future year cash outflows for both leases. The Company had outstanding security deposits related to these leases totaling $84,042 as of July 31st, 2022.

Year Ending July 31,	Payment
2023	557,372
2024	560,808
2025	564,332
2026	567,952
2027	571,664
Thereafter	518,534

Equity Based Compensation

The Company did not have any equity-based compensation as of July 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Minnesota. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – Liabilities and Debt disclosure for details of convertible notes entered into with related parties.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations totaling $1,845,500 as of July 31st, 2022. $75,000 were entered into with related parties and the remainder was entered into with third parties. The interest on the notes were 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2027. The notes are convertible into shares of the Company's common

stock at a 20% discount during a change of control or qualified financing event. The Company had accrued interest of $225,825 as of July 31st, 2022, related to these notes.

The Company entered into an SBA loan totaling $149,900. The loan accrues interest at 3.75% and is due in 2051. The balance of the loan was $149,900 as of July 31st, 2022. The Company had accrued interest of $11,243 as of July 31st, 2022, related to this note.

The Company entered into a loan agreement resulting in a balance of $60,685 as of July 31st, 2022. The loan accrues interest at 1% and has a maturity date in 2029. The Company had accrued interest of $1,988 as of July 31st, 2022, related to this note.

Debt Summary

				For the Year Ended July 2022				For the Year Ended July 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes	1,845,500	5%	2027	-	1,845,500	1,845,500	225,825	-	1,625,500	1,625,500	132,050
Notes Payable - SBA Loan	149,900	3.75%	2051	-	149,900	149,900	11,243	-	149,900	149,900	5,621
Notes Payable	60,685	1%	2029	8,669	52,016	60,685	1,988	8,366	60,685	69,050	1,381
Total				8,669	2,047,416	2,056,085	239,055	8,366	1,836,085	1,844,450	139,052

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$8,669
2024	-
2025	-
2026	-
2027	$1,845,500
Thereafter	$201,916

NOTE 6 – EQUITY

The Company has the authority to issue 15,000,000 shares of Common Stock, at $0.00001 par value per share. 6,000,00 common shares were issued and outstanding as of July 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has the authority to issue 5,000,000 shares of Preferred Stock at a par value of $0.00001 per share. 2,100,000 shares of the Preferred Stock of the Corporation are designated as “Series Seed-1 Preferred Stock”, 2,100,000 shares of the Preferred Stock of the Corporation are designated as “Series Seed-2 Preferred Stock”, and 800,000 shares of the Preferred Stock of the Corporation are designated as “Series Seed-3 Preferred Stock”. Collectively, the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock are hereinafter referred to as the “Series Seed Preferred Stock” and, when used herein “Preferred Stock” shall mean the Series Seed Preferred Stock.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of July 31st, 2022, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 18, 2023, the date these financial statements were available to be issued.

The Company conducted the first close of their Seed round closing $1.285M of a $2.5M round which converted all existing convertible notes and the accrued interest associated with these notes and allowed the Company to deploy capital for growth. As part of the conversion, the Company issued 1,969,206 of Series Seed-1 Preferred Stock, 1,998,976 of Series Seed-2 Preferred Stock, and 694,474 of its Series Seed-3 Preferred Stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – OTHER MATTER

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses were being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown.

As the Company was operating a physical coworking space throughout 2021-2022 during the COVID-19 pandemic, the Company incurred significant losses during that time due to being unable to operate at full capacity and an increase in expenses due to rent back-pay as well as expenses incurred to develop a digital platform to supplement their physical space memberships.